SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN NEW TIRANA BASE FOR SUMMER 2026
3 BASED AIRCRAFT, 10 NEW ROUTES (33 TOT.) AS TRAFFIC GROWS TO 4.0M P.A.

Ryanair, Albania's fastest-growing airline today (Thurs, 14 Aug) announced it would open a new - 3 aircraft - base at Tirana Airport from April 2026, basing 3 new B737-800 aircraft - a $300m invest. - supporting over 3,000 jobs, incl. 100 new high-paid jobs for pilots and cabin crew.

Ryanair's new Tirana base will expand its market share in Albania, with over 450 weekly flights on 33 routes for S26, including 10 exciting new routes to Birmingham, Dublin, Milan, Malta, Naples, Pescara, Poznan, Trieste, Turin, and Verona, as well as increased frequencies on 9 existing routes such as Bari, London, Prague, Stockholm, and Warsaw.

Ryanair's new Tirana S26 base will deliver:
●    3 based a/c - $300M invest.
●    10 new routes to Birmingham, Dublin, Milan, Malta, Naples, Pescara, Poznan, Trieste, Turin, and Verona
●    33 total routes across 13 countries
●    Traffic grows to 4m pax p.a.
●    Supp. over 3,000 jobs in Albania

Over the next 5 years, Ryanair will continue to invest in Albania, incl. up to 6 based aircraft ($600m invest.), growing to over 5m passengers p.a., opening over 20 new routes, supporting over 4,000 jobs by 2030, provided always that Albania maintains its policy of low access costs and zero aviation taxes to continue stimulating traffic and tourism growth while increasing investment, and jobs.

To celebrate this new S26 - 3 aircraft - Tirana base, Ryanair has announced a 3-day seat sale, with fares starting from just €24,99 for travel in Oct/Nov, available exclusively at ryanair.com.

Ryanair's CEO Michael O'Leary said:

"As Albania's only truly low fares airline, Ryanair is pleased to announce this new S26 - 3 aircraft - Tirana base. Since launching our first Albania flights in Nov 2023, Ryanair has worked closely with our partners in Tirana Airport to deliver ambitious growth, which will now see Ryanair's traffic grow to over 4m passengers in 2026, with 3 new B737-800 aircraft ($300m invest.) based at Tirana, supporting over 3,000 local jobs, and operating 33 routes, incl. 10 new routes to Birmingham, Dublin, Milan, Malta, Naples, Pescara, Poznan, Trieste, Turin and Verona.

Ryanair's continued growth at Tirana, offers Albania a massive opportunity to grow its air traffic, tourism & jobs as Ryanair plans to grow to 5m passengers p.a. and base up to 6 a/c at Tirana in a $600m investment which adds over 20 new routes by 2030, provided of course that Albania maintains its current low access costs and zero aviation taxes which stimulates rapid growth in traffic, tourism, investment, and jobs."

Tirana Airport's Chief Operating Officer, Mr. Piervittorio Farabbi said:

"Upon starting the operations in Albania back in November 2023, the Ryanair team came with a slogan of 'Low Fares Revolution' in Albania. Today, we mark a pivotal moment in this revolution announcing the opening of a base in Tirana. Starting next summer season, there will be much more opportunities to explore the world from Tirana and to expose touristic Albania to more countries.

Such decision from a partner airline, can only come as a result of a bold commitment on our side to offer operational excellence. We have heavily invested to expand operational capacities both landside and airside with an extended runway, additional parking stands, renovated apron and taxiways and expanded terminal tripled in size. Passenger processing needs to be fast and reliable; that's why we invested in advanced digitalization in check in, boarding and passport control. We are proud to be among the fastest airports that are transformed from operations to a base within only 30 months."

ENDS

For further information
please contact:                                  Ryanair Press Office
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 August, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary